UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                         GROUND ROUND RESTAURANTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.1667 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   399427-10-3
                  ---------------------------------------------
                                 (CUSIP Number)

                             Mr. Edward B. Grier III
                             100 Jericho Quadrangle
                                    Suite 212
                             Jericho, New York 11753
                                 (212) 319-4100

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                               Lane Altman & Owens
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                January 25, 1996
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.        399427-10-3                   Page    2    of      10     Pages
           --------------------------               -------     ----------

--------------------------------------------------------------------------------
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person     Joel M. Greenblatt
--------------------------------------------------------------------------------

2   Check the Appropriate Box if a Member of a Group*                   (a)


                                                                        (b) x
                                                                           ---
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*       AF
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is
    Required Pursuant to Items 2(d) or 2(e)                                ---

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    USA
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             __________________________________________________________

  Beneficially       8     Shared Voting Power       620,608
  Owned by           __________________________________________________________

  Each               9     Sole Dispositive Power    0
  Reporting          __________________________________________________________

  Person With        10  Shared Dispositive Power    620,608
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       620,608
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11)
    Excludes Certain Shares*                                               ---
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        5.55%
--------------------------------------------------------------------------------
14  Type of Reporting Person*       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.        399427-10-3                   Page    3    of      10     Pages
           --------------------------               -------     ----------

--------------------------------------------------------------------------------
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person     Daniel L. Nir

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a)
                                                                        (b) x
                                                                           ---
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*       AF
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is
    Required Pursuant to Items 2(d) or 2(e)                                ---

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    USA
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             __________________________________________________________

  Beneficially       8     Shared Voting Power       620,608
  Owned by           __________________________________________________________

  Each               9     Sole Dispositive Power    0
  Reporting          __________________________________________________________

  Person With        10  Shared Dispositive Power    620,608
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       620,608
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11)
    Excludes Certain Shares*                                               ---
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        5.55%
--------------------------------------------------------------------------------
14  Type of Reporting Person*       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 399427-10-3                             PAGE   4   OF     10     PAGES
                                                      -------  ------------


ITEM 1. SECURITY AND ISSUER

         Securities acquired:  Common Stock, $0.1667 par value

         Issuer:  Ground Round Restaurants, Inc.
                  35 Braintree Hill Office Park
                  Braintree, Massachusetts  02184


ITEM 2. IDENTITY AND BACKGROUND

         (a) This Schedule is being filed jointly by Joel M. Greenblatt and Daniel L. Nir (hereinafter sometimes collectively referred to as the "Reporting Persons") in their capacities as controlling persons, directly or indirectly, of the following entities:

         (i) Alfred Partners, L.P., a Delaware limited partnership ("Alfred");

         (ii) Alfred Partners, L.L.C., a Delaware limited liability company which is a General Partner of Alfred ("Alfred LLC");

         (iii) MRM Value Partners, a New York general partnership ("MRM");

         (iv) Gotham Capital III, L.P., a Delaware limited partnership ("Gotham III");

         (v) Gotham Capital IV, L.P., a Delaware limited partnership ("Gotham IV"); and

         (vi) Gotham Capital Partners, L.L.C., a Delaware limited liability company which is the General Partner of Gotham IV ("GCP").

              (b), (c) and (f) Each of the Reporting Persons and other entities described above has a business address of 100 Jericho Quadrangle, Suite 212, Jericho, New York 11753.

         Joel M. Greenblatt and Daniel L. Nir are each United States citizens residing in the State of New York whose principal occupations are as General Partners of Gotham III and Managing Members of Alfred LLC and GCP.

         Each of Gotham III, Gotham IV and Alfred is a privately owned investment partnership which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

         GCP is a privately owned Delaware limited liability company the principal business of which is to invest in securities and other financial instruments and to act as General Partner of Gotham IV.

         Alfred LLC is a privately owned Delaware limited liability company the principal business of which is to invest in securities and other financial instruments and to act as General Partner of Alfred.

         MRM is a privately owned New York general partnership, the principal business of which is to invest and trade in securities and other financial instruments.

CUSIP NO. 399427-10-3                             PAGE   5   OF     10     PAGES
                                                      -------  ------------

              (d) No events have occurred which would be required to be reported under the provisions of this Item.

              (e) No events have occurred which would be required to be reported under the provisions of this Item.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

         The source of the funds used by each of Messrs. Greenblatt and Nir to purchase securities of the Issuer on behalf of Gotham III, Gotham IV, Alfred and Alfred LLC was working capital and margin borrowing through Speer Leeds and Kellogg. The approximate aggregate amounts of funds of Gotham III, Gotham IV, Alfred and Alfred LLC used to purchase such securities were $932,396, $246,854, $118,237 and $553,455, respectively (exclusive of commissions and other expenses). The portion of such funds provided by margin borrowing is not readily determinable and varies from time to time as a result of varying margin account availability and unrelated ongoing transactions in such accounts. Working capital was provided by capital contributions of partners and internally generated funds.

         The source of funds used to purchase securities of the Issuer on behalf of MRM was cash assets in an investment advisory client account established with [Newburger and Berman] pursuant to the terms of a written agreement between MRM and a registered investment advisor. Such cash assets were provided by capital contribution of partners.

ITEM 4. PURPOSE OF THE TRANSACTION

         For each of the Reporting Persons, the purpose of the acquisition of securities of the Issuer is investment. Except as otherwise set forth below, neither of the Reporting Persons nor any of the entities controlled thereby have any current plans or proposals which would result in any of the following:

     1) acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer except for open market or privately negotiated purchases or sales of the Issuer's securities at times and prices determined by the investment objectives of each of the Reporting Persons;

     2) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     3) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     4)  any change in the present board of directors or managers of the Issuer;

     5) any material change in the present capitalization or dividend policy of the Issuer;

     6) any other material change in the Issuer's business or corporate structure;

     7) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     8) causing a class of securities of the Issuer to be delisted from a national securities exchange;

CUSIP NO. 399427-10-3                             PAGE   6   OF     10     PAGES
                                                      -------  ------------
     9) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     10) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

         (a)  The beneficial ownership by each of Joel M. Greenblatt and  Daniel
L. Nir of Common Stock of the Issuer as of the date hereof is as follows:

       No. of Shares Deemed                 Nature of Ownership                 Percentage of Class
     to be Beneficially Owned:

              38,608                 The record ownership and economic                 0.35%
                                     interest in such shares is held
                                     by Alfred.  Messrs. Greenblatt
                                     and Nir are managing members of
                                     Alfred LLC (which is the General
                                     Partner of Alfred) and,  therefore,
                                     may be deemed   to   have   indirect
                                     beneficial ownership   of,  and
                                     shared  voting and dispositive  power
                                     with respect to,  such  shares.

              184,300                The record ownership and economic                 1.65%
                                     interest in such shares is held
                                     by Alfred LLC.  Messrs.
                                     Greenblatt and Nir are managing
                                     members of Alfred LLC and,
                                     therefore, may be deemed to have
                                     indirect beneficial ownership of,
                                     and shared voting and dispositive
                                     power with respect to, such
                                     shares.

               7,200                 The record ownership and economic                 0.06%
                                     interest in such shares is held
                                     by MRM.  Messrs. Greenblatt and
                                     Nir are the controlling persons
                                     of MRM and, therefore, may be
                                     deemed to have indirect
                                     beneficial ownership of, and
                                     shared voting and dispositive
                                     power with respect to, such
                                     shares.


CUSIP NO. 399427-10-3                             PAGE   7   OF     10     PAGES
                                                      -------  ------------

              308,600                The record ownership and economic                 2.76%
                                     interest in such shares is held
                                     by Gotham III.  Messrs.
                                     Greenblatt and Nir are general
                                     partners of Gotham III and,
                                     therefore, may be deemed to have
                                     indirect beneficial ownership of,
                                     and shared voting and dispositive
                                     power with respect to, such
                                     shares.

              81,900                 The record ownership and economic                 0.73%
                                     interest in such shares is held
                                     by Gotham IV.  Messrs. Greenblatt
                                     and Nir are managing members of
                                     GCP (which is the General Partner
                                     of Gotham IV) and, therefore, may
                                     be deemed to have indirect
                                     beneficial ownership of, and
                                     shared voting and dispositive
                                     power with respect to, such
                                     shares.

          ==============                                                          ===============
              620,608                                                                  5.55%



         Under Section 13(d) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder, as a result of the control relationships described above, Joel M. Greenblatt may be deemed to be the beneficial owner of 620,608 shares (5.55%) of the Common Stock of the Issuer. Joel M. Greenblatt does not beneficially own any shares of Common Stock of the Issuer other than through his interests as a general partner or managing member as aforesaid, and he does not have exclusive voting or dispositive power over any such shares.

         Under Section 13(d) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder, as a result of the control relationships described above, Daniel L. Nir may be deemed to be the beneficial owner of 620,608 shares (5.55%) of the Common Stock of the Issuer. Daniel L. Nir does not beneficially own any shares of the Common Stock of Issuer other than through his interests as a general partner or managing member as aforesaid, and he does not have exclusive voting or dispositive power over any such shares.

         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons and other entities, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 11,173,421 outstanding shares of Common Stock of the Issuer reported in the Issuer's Form 10-K filed on December 21, 1995.

         (b) Alfred LLC and MRM each have the sole power to vote and dispose of the Common Stock of the Issuer beneficially owned by them. Such voting and dispositive power may be exercised on behalf of Alfred LLC by its Managing Members and on behalf of MRM by any of its general partner. Each of

CUSIP NO. 399427-10-3                             PAGE   8   OF     10     PAGES
                                                      -------  ------------

Gotham III, Gotham IV and Alfred (collectively, the "Partnerships") has the sole power to vote or to dispose of the Common Stock of the Issuer beneficially owned by it. Such voting and dispositive power may be exercised on behalf of Gotham III by its general partners. Voting and dispositive power may be exercised on behalf of Alfred by the Managing Members of Alfred LLC, its general partner. Voting and dispositive power may be exercised on behalf of Gotham IV by the Managing Members of GCP, its general partner. Both Joel M. Greenblatt and Daniel
L. Nir are the general partners of Gotham III and the managing members of each of GCP and Alfred LLC. Therefore, Joel M. Greenblatt and Daniel L. Nir may be deemed to each have shared voting and dispositive power over the 620,608 shares (5.55%) of the Common Stock of the Issuer beneficially owned in the aggregate by the Partnerships, Alfred LLC and MRM.

         (c) Transactions in the securities of the Issuer reported on herein which have been effected in the past sixty days by the Reporting Persons are as follows (all such transactions were open market acquisitions except for the open market sale on January 12, 1996 parenthetically shown):

           Date                   No. of Shares             Price per Share                 Total

          1/2/96                     76,500                     2.6250                   200,812.50
          1/3/96                      7,000                     2.7500                    19,250.00
          1/3/96                     55,000                     2.7571                   151,640.50
          1/4/96                      5,000                     3.1250                    15,625.00
         1/10/96                    141,800                     3.0000                   425,400.00
         1/12/96                      5,000                     3.0300                    15,150.00
         1/12/96                     (3,692)                    3.0625                   (11,306.75)
         1/15/96                     10,000                     3.3438                    33,438.00
         1/16/96                      7,500                     3.3125                    24,843.75
         1/19/96                     10,000                     3.4375                    34,375.00
         1/24/96                      3,400                     3.5000                    11,900.00
         1/24/96                     10,000                     3.5300                    35,300.00
         1/24/96                     20,000                     3.5313                    70,626.00
         1/25/96                      2,000                     2.9375                     5,875.00
         1/25/96                     20,000                     3.1406                    62,812.00
         1/25/96                     45,000                     3.2153                   144,688.40
         1/29/96                      7,500                     3.2500                    24,375.00
         1/30/96                      5,000                     3.2500                    16,250.00

         (d) Not Applicable.

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A.  Agreement of Joint Filing

CUSIP NO. 399427-10-3                             PAGE   9   OF     10     PAGES
                                                      -------  ------------


After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                            /s/ Joel M. Greenblatt
                                            _______________________
                                            Joel M. Greenblatt


                                            /s/ Daniel L. Nir
                                            ____________________________
                                            Daniel L. Nir


Date:  February 5, 1996

CUSIP NO. 399427-10-3                             PAGE   10  OF     10     PAGES
                                                      -------  ------------



                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING
                         GROUND ROUND RESTAURANTS, INC.
                         COMMON STOCK, $0.1667 PAR VALUE



         In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any and all amendments thereto, with respect to the above-referenced securities and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         WITNESS WHEREOF, the undersigned hereby execute this Agreement on this 5th day of February, 1996.



                                               /s/ Daniel L.Nir
                                               ______________________
                                               Daniel L. Nir


                                              /s/ Joel M. Greenblatt
                                              __________________
                                              Joel M. Greenblatt